UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

PROUROCARE MEDICAL INC.

(Name Of Subject Company (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

74373C 206
(CUSIP Number of Common Stock Underlying Warrants)

Mr. Richard C. Carlson

ProUroCare Medical Inc.

6440 Flying Cloud Drive, Suite 101

Eden Prairie, MN 55344

(952) 476-9093

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Robert K. Ranum, Esq.

Fredrikson & Byron, P.A.

200 South 6th Street, Suite 4000

Minneapolis, Minnesota 55402

Telephone: (612) 492 7000

Facsimile:  (612) 492-7077

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,054,190.50	$170.42

(1)         Estimated for purposes of calculating the amount of the filing fee only.  ProUroCare Medical Inc. (the “Company”) is offering, for a period of twenty-five (25) business days, to (i) all holders of the Company’s 3,050,000 publicly traded warrants to purchase common stock which were issued on January 12, 2009 and (ii) all holders of the Company’s 3,058,381 unregistered warrants to purchase common stock which were issued on January 12, 2009, to temporarily modify the terms of such warrants so that each warrant holder who tenders warrants during the offering period for early exercise in accordance with the terms of the offer will receive, in addition to the shares of common stock purchased upon such exercise, new three-year warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $1.30 per share.  The transaction valuation is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as the product of 6,108,381 and $0.50.  The transaction valuation assumes the tender of 6,108,381 warrants by the Company’s warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the OTC Bulletin Board as of September 22, 2009, which was $0.50.

(2)         The amount of filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, The filing fee equals $55.80 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $3,054,190.50 multiplied by 0.00005580.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by ProUroCare Medical Inc. (the “Company”), a Nevada corporation.  This Schedule TO relates to an offering by the Company for a period of twenty-five (25) business days. The Offer (as defined below) is being made to all holders of our 3,050,000 publicly traded warrants to purchase common stock, referred to as the “Public Warrants” and to all holders of our 3,058,381 unregistered warrants to purchase common stock that were issued on January 12, 2009 pursuant to the automatic conversions of convertible debt, referred to as the “Private Warrants.”  The Public Warrants and Private Warrants will be referred to collectively as the “Warrants.”

The Offer is to temporarily modify the terms of such Warrants so that each holder who tenders Warrants during the offering period for early exercise will receive, in addition to the shares of common stock purchased upon exercise, new three-year warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $1.30 per share, upon the terms and conditions set forth in (x) the offer letter/prospectus, dated September 25, 2009 (the “Offer Letter/Prospectus”), which is set forth as Exhibit (a)(1) hereto and (y) the related Letter of Transmittal, which is set forth as Exhibit (a)(2) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is not made to those holders who reside in states where an offer, solicitation or sale would be unlawful.

On September 25, 2009, the Company filed a registration statement on Form S-3, of which the Offer Letter/Prospectus forms a part.

All information contained in the Offer Letter/Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO as more precisely set forth below.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Summary of the Offer” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)                                  Name and Address.  The name of the issuer is ProUroCare Medical Inc., a Nevada corporation.  The Company’s principal executive office is located at 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344, and its telephone number is (952) 476-9093.  The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Summary of the Offer—The Company” is incorporated herein by reference.

(b)                                 Securities.  As of September 18, 2009, the Company had 3,050,000 Public Warrants outstanding and 3,058,381 Private Warrants outstanding, which Warrants are subject to the Offer.  The Public Warrants are exercisable for an aggregate of 3,050,000 shares of the Company’s common stock and the Private Warrants  are exercisable for an aggregate of 3,058,381 shares of the Company’s common stock.

(c)                                  Trading and Market Price.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Price Range of Common Stock, Warrants and Units”  regarding the trading market and price of the Warrants and the Company’s common stock is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)                                  Name and Address.  The filing person is the subject company, ProUroCare Medical Inc.  The information set forth under Item 2(a) above is incorporated herein by reference.

The following persons are directors, executive officers and/or affiliates of the Company, and the address for each person is c/o ProUroCare Medical Inc., 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344:

Name	Position with the Company
Richard C. Carlson	Chief Executive Officer
Richard B. Thon	Chief Financial Officer

Name	Position with the Company
David F. Koenig	Director
Robert J. Rudelius	Director
Scott E. Smith	Director
James L. Davis (1)	Affiliate

(1)                                  Mr. Davis is the beneficial owner of more than 10% of the Company’s common stock.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)                                  Material Terms.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer” is incorporated herein by reference.  There will be no material differences in the rights of security holders as a result of the Offer.

(b)                                 Purchases.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.  Refer to Item 8(a) for additional information.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Transactions and Agreements Concerning Our Securities” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)                                  Purposes.  The information about the purpose of the Offer set forth in the Offer Letter/Prospectus under the sections entitled “The Offer—Background and Purpose of the Offer” and “—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b)                                 Use of Securities Acquired.  The securities acquired will be retired.

(c)                                  Plans.  No plans or proposals described in this Schedule TO or in any materials sent to the Warrant holders in connection with this Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)—(10), except as described herein.

The exercise of the Warrants resulting from the modifications of the Warrant exercise terms pursuant to the Offer would trigger the acquisition by such exercising Warrant holders of additional shares of the Company’s common stock.

From time-to-time, as part of its normal corporate governance process, the Company evaluates the size and composition of its Board of Directors relative to its business operations.  Based on such a review, the Company has recently begun discussions with board candidates, with a view toward adding one to three new directors to its Board; however, this determination was in no way related to or based on its decision to proceed with the Offer.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                  Source of Funds.  The Company will receive cash from Warrant holders who elect to participate in the Offer.  The information set forth in the Offer Letter/Prospectus under the sections entitled “The Offer—Source and Amount of Funds” and “—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b)                                 Conditions.  Not applicable.

(c)                                  Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)                                  Securities Ownership.  The Company does not beneficially own any of the Warrants.  The following table sets forth the Warrants owned by our executive officers, directors and affiliates:

Name	Aggregate Warrants beneficially owned	Percentage of Warrants beneficially owned
Richard C. Carlson	—	—
Richard B. Thon	—	—
David F. Koenig	—	—
Robert J. Rudelius (1)	44,742	0.7%
Scott E. Smith (2)	62,475	1.0%
James L. Davis (3)	847,182	13.9%

(1)         Represents Private Warrants acquired as the result of a conversion of convertible debt purchased in a private placement.

(2)         Represents 52,475 Private Warrants acquired as the result of a conversion of convertible debt purchased in a private placement and 10,000 Public Warrants acquired in our 2009 public offering.

(3)         Represents 652,182 Private Warrants acquired as the result of a conversion of convertible debt purchased in a private placement and 195,000 Public Warrants acquired in our 2009 public offering.

The Company has been informed that Mr. Smith intends to exercise 20,000 of his Warrants in accordance with the terms of the Offer, Mr. Rudelius intends to exercise 44,742 of his Warrants in accordance with the terms of the Offer, and Mr. Davis intends to exercise between 150,000 to 200,000 of his Warrants in accordance with the terms of the Offer. In lieu of cash, these individuals may pay the exercise price of some or all of their Warrants tendered in this Offer by cancelling amounts the Company owes them.

(b)                                 Securities Transactions.  None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)                                  Solicitations or Recommendations.

The Company has retained Interwest Transfer Company Inc. (“Interwest”) to act as the depositary for the Offer.  Interwest will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Additionally, the Company’s officers may contact Warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the Offer to beneficial owners.  The Company’s officers will not receive any additional compensation for performing this function.

ITEM 10.  FINANCIAL STATEMENTS.

(a)                                  Financial Information.  Incorporated by reference are the Company’s financial statements for the fiscal years ended December 31, 2008 and 2007 that were furnished in its Annual Report on Form 10-K and filed with the SEC on March 26, 2009, and its financial statements for the six months ended June 30, 2009 that were furnished in its Quarterly Report on Form 10-Q and filed with the SEC on August 14, 2009.  The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to this Offer can be accessed electronically on the SEC’s website at www.sec.gov.

(b)                                 Pro Forma Information.    The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Financial Information Regarding the Company” is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings.  There are no present or proposed contracts, arrangements, understandings or relationships between the Company or any of its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.  There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer.  There are no antitrust laws applicable to the Offer.  The margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and the related regulations thereunder are inapplicable.  There are no pending legal proceedings relating to the Offer.

(b)                                 Other Material Information.  None.

ITEM 12.  EXHIBITS

Exhibit No.	Description
(a)(l)(i)	Offer Letter/Prospectus, dated September 25, 2009, incorporated by reference to the Company’s Registration Statement on Form S-3 filed on September 25, 2009.

(a)(1)(ii)	Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009.

(a)(1)(iv)

Form of letter to the clients of brokers, dealers, commercial banks, trust companies and other nominees, incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009

(a)(1)(v)	Form of letter to Warrant holders, incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009.

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Exhibit (a)(1)(i) is incorporated by reference.

(b)	Not applicable.

(d)(i)

Form of Warrant Agreement between ProUroCare Medical Inc. and Interwest Transfer Company, Inc., incorporated by reference to Exhibit 4.1 to Amendment No. 3 to Registration Statement on Form S-1 filed December 18, 2008.

(d)(ii)	Specimen Public Warrant, incorporated by reference to Exhibit 4.28 to Amendment No. 3 to Registration Statement on Form S-1 filed December 18, 2008.

(d)(iii)

Form of First Amendment to Warrant Agreement between ProUroCare Medical Inc. and Interwest Transfer Company, Inc., incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009.

(d)(iv)	Specimen Replacement Warrant, incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 filed on September 25, 2009.

Exhibit No.	Description
(d)(v)	Lock-up Agreement between Scott Smith and Feltl and Company, Inc., dated October 31, 2008, filed herewith.

(d)(vi)	Lock-up Agreement between Robert Rudelius and Feltl and Company, Inc., dated October 28, 2008, filed herewith.

(d)(vii)	Lock-up Agreement among James Davis, Davis and Associates, Inc. and Davis and Associates, Inc. 401(k) and Feltl and Company, Inc., dated November 4, 2008, filed herewith.

(g)	None.

(h)	Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROUROCARE MEDICAL INC.

	By	/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer

Dated: September 25, 2009